LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

17 State Street, Suite 1610

New York, New York 10004

(212) 732-7184   Fax: (212) 202-6380

E-mail: lou@louistlaw.com

October 13, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attn:

Tangela Richter

Donna Levy

Re:

Edgewater Foods International, Inc.

Form SB-2/A Filed July 20, 2006 File No. 333-135796 and Pre-Effective Amendment No. 1 Filed October 10, 2006

Dear Ms. Richter:

This letter is provided in response to your letter dated October 13, 2006 regarding the above-referenced registration statement for our client, Edgewater Foods International, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Edgewater Foods and not our law firm.

1.

Please ensure that you comply with the financial statement updating requirements set forth in Item 310(g) of Regulation S-B.

Response:

We reviewed our filings to ensure that we complied with the requirements set forth in Item 310(g) of Regulation S-B.

2.

We note your response to our prior comment 2.  Please delete the qualifying language “to our knowledge” in regard to whether any selling shareholders are broker-dealers or affiliates of a broker-dealers, as well as whether any selling shareholder or their affiliates has or had any material relationship with the company in the past three years.

Response:

 Pursuant to your request, we have revised the first paragraph of the Selling Shareholder section on page 12 as follows:

“The following table sets forth certain information concerning the resale of the shares of common stock by the selling shareholders (the “Selling Shareholders”).  None of the Selling Shareholders nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.   Unless otherwise indicated below, none of the Selling Shareholders are broker-dealers or affiliates of a broker-dealer within the meaning of Section 3 of the Securities Exchange Act.”

3.

For several selling shareholders you have indicated that they do not own any shares prior to the offering.  Under Rule 13-3(d)(1) of the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of securities if that person has the right to acquire beneficial ownership with in sixty days, including any right to acquire a security through the exercise of an option, warrant or right, or the conversion of a security.  We also note that it appears that the preferred stock and warrants are immediately convertible and exercisable, respectively.  Please revise your table to show the common stock beneficially owned by each selling shareholder prior to the offering.

Response:

Pursuant to your request we have revised the selling shareholder table as follows:

Ownership of Common Stock by Selling Shareholders
Name of Selling Stockholder	Number of Shares prior to the Offering	Number of Shares Offered Hereby	Number of Shares To Be Owned After the Offering	Percentage of Ownership After the Offering (1)(2)(3)
Vision Opportunity Master Fund, Ltd.	20,822,108(4)	20,822,108(4)	0 (2)	*
Michael Ross	728,750(5)	728,750(5)	0 (2)	*
IRA FBO, Michael P. Ross, Pershing LLC as Custodian	200,003 (17)	200,003 (17)	0 (2)	*
Nite Capital, LP	1,000,001 (6)	1,000,001 (6)	0 (2)	*
IRA FBO, Richard M. Ross, Pershing LLC as Custodian	400,001 (7)	400,001 (7)	0 (2)	*
Irene S. Ross 2005 GS Trust	400,001 (8)	400,001 (8)	0 (2)	*
Lenore Rabin-Koster	200,003 (9)	200,003 (9)	0 (2)	*
Jack Halpern	800,003 (10)	800,003 (10)	0 (2)	*
Judith S. Brauner	200,003 (11)	200,003 (11)	0 (2)	*
Union Bancaire Privée	4,000,001 (12)	4,000,001 (12)	0 (2)	*

			0 (2)
Pai’s International Trade, Inc.	1,344,000 (13)	1,344,000 (13)	0 (2)	*
Bridge Financing Group (doing business as “World Wide Mortgage Corporation”)	800,000	400,000 (14)	400,000	*
Aurelius Consulting Group, Inc.	100,000	100,000 (15)	0 (2)	*
Gallatin Consulting, Inc.	100,000	100,000 (16)	0 (2)	*
Gary Shemano	12,500	12,500 (18)	0 (2)	*
Christian Galatti	12,500	12,500 (18)	0 (2)	*
Lauren Stock	3,997 (19)	3,997 (19)	0 (2)	*
Ijaz Malik	199,998 (20)	199,998 (20)	0 (2)	*
Providence Consulting, LLC	1,149,013(21)	1,149,013(21)	0 (2)	*
Niel Kleinman	771,799(22)	771,799(22)	0 (2)	*

* Less than 1% ownership of our common stock following the offering.

1)

All Percentages have been rounded up to the nearest one hundredth of one percent.

2)

Since we do not have the ability to control how many, if any, of their shares each of the selling shareholders listed above will sell, we have assumed that the selling shareholders will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.

We did not revise or change any of the other footnotes to the selling shareholder table ..

4.

You indicate on the table that the selling shareholders will own the same number of shares after the offering as they are selling in the offering. Please advise.

Response:

Since we do not have the ability to control or estimate how many shares each selling shareholder will sell we assumed that each will sell all of his/her shares offered in the registration statement.  We revised the selling shareholder table and related footnotes accordingly , as shown above in our response to your comment 3.

5.

It appears that you have amended Mr. Saunders’ employment agreement. If so, please file that amendment as an exhibit.

Response:

Mr. Saunders’ salary was amended pursuant to the Company’s compensation committee’s recommendation, which the Board of Directors approved.  However, the Company and Mr. Saunders’ have not yet entered into a formal writeen amendment to his employment agreement.

6.

Please file as an exhibit the consulting agreement with TriPoint Capital Advisors, LLC and if it is a separate agreement, the agreement with Mr. Boswell to provide Acting CFO-type services.

Response:

Pursuant to your request, we attached TriPoint’s consulting agreement as Exhibit 10.2 to the SB-2.  Mr. Boswell does not have a separate agreement relating to his Acting CFO-type services.

7.

The registration statement must be signed by your chief financial officer or someone acting in that capacity.  Please revise your signature page to comply with the requirements of Form SB-2.

Response:

Michael Boswell acts as the Company’s chief financial officer and his title, “Acting Chief Accounting Officer” is listed below his signature line on the signature pages to the SB-2.  Mr. Boswell signed the previous amendment in such capacity and signed this pre-effective amendment in such capacity.  The signature page is as follows:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, State of British Columbia, on October 15, 2006 and the City of Gaithersburg, State of Maryland on October 15, 2006.

Edgewater Foods International, Inc.

By: ___________________________

Name:

Robert Saunders

Title:

President & Chief Executive Officer

By: ___________________________

Name:

Michael Boswell

Title:

Acting Chief Accounting Officer

Dated:

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

___________________________ Robert Saunders President and Chief Executive Officer	Dated:
___________________________ Michael Boswell Director & Acting Chief Accounting Officer	Dated:
___________________________ Douglas C. MacLellan Vice-chairman of the Board	Dated:
___________________________ Mark H. Elenowitz Director	Dated:

__________________________ Ian Fraser Director	Dated:
__________________________ Victor Bolton Director	Dated:
__________________________ Darryl Horton Director	Dated:

8.

We note that you filed an amendment to your articles of incorporation as an exhibit to your Form 10-QSB filed July 17, 2006.  Please file that amendment as an exhibit to the SB-2.  Please also change the reference to exhibit 3.1 in the SB-2 from the 10-K filed December 14, 2005 to the 10-KSB filed December 14, 2005.

Response:

Pursuant to your request, we filed the amendment to our articles of incorporation as exhibit 3.3 to the SB-2 and revised the reference in exhibit 3.1.  Accordingly, our exhibit table is revised as follows:

“Item 27.  Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation, (Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB filed on December 14, 2005).

3.2	Amended and Restated Bylaws, (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 16, 2005).

3.3	Amendment to Articles of Incorporation

4.1	Securities Purchase Agreement dated as of April 12, 2006 (Incorporated by reference to Exhibit 10.0 to the Company’s Current Report on Form 8-K filed on April 14, 2006).

4.2	Registration Rights Agreement dated as of April 12, 2006 (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 14, 2006).

4.3

Designation of Rights and Preferences of Series A Preferred Stock dated as of April 12, 2006 (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 14, 2006).

4.4	Form of Warrant to Purchase Common Stock (Incorporated by reference to Exhibits 10.6 through 10.14 to the Company’s Current Report on Form 8-K filed on April 14, 2006).

4.5	Amendment to Registration Rights Agreement dated as of May 30, 2006 (Incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

4.6

Form of Joinder Agreement to the Securities Purchase Agreement dated as of June 30, 2006 and July 11, 2006 (Incorporate by reference to Exhibits 10.1 and 10.2 to the Company’s Current Report on Form 8-K filed on June 30, 2006).

4.7

Joinder Agreement to the Registration Rights Agreement dated as of June 30, 2006 and July 11, 2006 (Incorporate by reference to Exhibits 10.1 and 10.2 to the Company’s Current Report on Form 8-K filed on June 30, 2006).

5.1	Opinion and Consent of Law Offices of Louis E. Taubman, P.C.

10.1	Employment Agreement of Robert Saunders (Incorporate by reference to Exhibits 10.1 to the Company’s Registration Statement on Form SB-2 filed on July 14, 2006).

10.2	Consulting Agreement with TriPoint Capital Advisors, LLC

10.5	Consulting Agreement with Aurelius Consulting Group, Inc. (Incorporate by reference to Exhibits 10.5 Company’s Registration Statement on Form SB-2 filed on July 14, 2006).

10.6	Consulting Agreement with Gallatin Consulting, Inc. (Incorporate by reference to Exhibits 10.6 Company’s Registration Statement on Form SB-2 filed on July 14, 2006).

10.7	Placement Consultant Agreement with Pai’s International Trade, Inc. dated March 9, 2006.

23.1	Consent of LBB & Associates, Ltd., LLP

9.

We note that in the Exhibit, your auditors LBB & Associates, Ltd., LLP only consent to use of their report dated November 16, 2005, which only covers their audit of your fiscal year 2005 financial statements.  The auditors’ consent ordinarily requires coverage for all financial statement periods presented in your registration statement.  Please file an amendment to include a revised updated consent.

Response:  Our auditors revised their letter to state that it covers their audit of the Company’s fiscal years 2004 and 2005.  The consent letter is revised as follows:

“CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated November 16, 2005 and October 2, 2006, to this Registration Statement on Form SB-2 Pre-Effective Amendment No. 3 of Edgewater Foods International, Inc. for the registration of shares of its common stock.  We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/  LBB &Associates Ltd., LLP

LBB &Associates Ltd., LLP

(formerly, Lopez, Blevins, Bork and Associates, LLP)

Houston, Texas

October 16, 2006”

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
/s/ Louis E. Taubman Louis E.Taubman
cc: Robert Saunders, CEO Edgewater Foods International